FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated fourth quarter earnings for fiscal year 2018.

Buenos Aires, March 11, 2019—BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated fourth quarter results for the

January-December 2018 fiscal year.

The quarterly and annual consolidated financial statements are presented according to Communication “A” 6114 of the Central Bank of Argentina (BCRA) (“financial statements under IFRS regulations”) which was implemented on January 1, 2018. For comparative purposes, 2017 figures are also presented in accordance with IFRS.

Highlights of the year

•

BBVA Francés’ recorded a net income of AR$ 9,613.7 million as of December 31, 2018, registering a 114.6% increase over the result of 2017, 28.5% average return on equity and 3.4% average return on assets.

•

Net operating income amounted to AR$ 37,618.2 million, increasing 56.5% compared to the previous year, while operating expenses amounted to AR$ 24,666.2 million, showing an increase of 34.5% during the period.

•

Revenues were supported by the growth in net interest income, which increased 79.9% during the year, mainly due to the rise in interest rates, by net fee income results, which grew at a similar pace and by the result generated by foreign exchange difference, which includes both, the impact of the devaluation and of foreign exchange transactions, all partially offset by the increase of provisions for loan losses.

•

Regarding expenses, personnel expenses grew 30.3% in the year, below inflation, mainly as a result of the staggered payment of the salary increase, while administrative expenses grew 39.1% in the same period.

•	Accumulated efficiency ratio was 49.6% at the end of 2018 registering a decrease compared to 60.6% during the last quarter of 2017.

•

In terms of activity, it is important to mention that the balances as of December 2017 included the Bank’s stake in Volkswagen Financial Services Compañia Financiera, presented on a consolidated basis. The private sector loan portfolio increased by 42.2% in the last twelve months, although including the aforementioned portfolio, growth would have reached 47.9%. The consolidated market share with related companies was 8.71% at the end of the year, earning 40 basis points (bp) compared to the December 2017 quota.

•

As of December 31, 2018, the asset quality ratio (Non-Performing Loans/Total loans) reached 1.92%, with a coverage of 119.19% (Total allowances/NPL). It is important to note that although asset quality indicators show some deterioration, they remain at the lowest levels in the financial system.

•

Total deposits rose 68.6% during the year, growing at a faster pace than loans, basically driven by the interest rate hike and the disbanding of the Lebac portfolio implemented during the year by the Central Bank of Argentina (BCRA).

•	On November 8, 2018, BBVA Francés issued its Series 25 UVAs bond for AR$ 784.3 million, with 24 months maturity and 9.5% fixed interest rate payable quarterly.

•

As of December 31, 2018, BBVA Francés had a total consolidated capital ratio of 14.3%, which represents an excess of AR$ 16,155.7 million or 74.1% over the minimum required. The Tier I ratio reached 13.5%.

•	Liquid assets accounted for 55.2% of the bank’s total deposits as of December 31, 2018.

•	The bank continued to increase its client base, reaching a total of 2.9 total clients.

•

On October 30, 2018, BBVA Francés recorded the deed to its headquarters offices, Torre BBVA, located at Av. Leandro N. Alem 815, Buenos Aires. As a consequence of such notarized recording, USD 4.8 million was paid.

Condensed Income Statement (1) In thousands of pesos except income per share, income per ADS	FY 2018	FY 2017	Δ%
Net interest income	26,129,314	14,523,074	79.9%
Net fee income	4,795,923	2,566,013	86.9%
Net income of financial instruments	106,620	2,639,026	-96.0%
Result from assets at amortised cost	(121,400)	6,723	n/a
Foreign exchange difference	5,306,709	2,099,742	152.7%
Other operating income	4,862,125	3,906,097	24.5%
Provision for loan losses	(3,461,077)	(1,704,000)	103.1%
Net operating incomc	37,618,214	24,036,675	56.5%
Personnel expenses	(8,961,174)	(6,875,018)	30.3%
Administrative expenses	(7,177,071)	(5,160,421)	39.1%
Depreciation and amortization of assets	(876,371)	(650,873)	34.6%
Other operating expenses	(7,651,564)	(5,659,371)	35.2%
Operating Expenses	(24,666,180)	(18,345,683)	34.5%
Operating income	12,952,034	5,690,992	127.6%
Income from associates and joint ventures	780,554	433,939	79.9%
Net incomc before incomc tax	13,732,588	6,124,931	124.2%
Income tax from continuing operations	(4,027,412)	(1,607,976)	150.5%
Net income including non-controlling shareholders	9,705,176	4,516,955	114.9%
Net income attributable to non-controlling shareholders	91,489	37,161	146.2%
Net income	9,613,687	4,479,793	114.6%
Other comprehensive income	(21,058)	(87,427)	-75.9%
Total net income	9,592,629	4,392,366	118.4%
Earnings per share (2)	15.69	7.86	99.6%
Earnings per ADS (3)	47.08	23.58	99.6%

(1)	Exchange Rate: $ 37.8083 = u$s 1
(2)	Assumes 612,659,638 ordinary shares.
(3)	Each ADS represents three ordinary shares

Other events

•

On February 1, 2019 within the framework of the Divestment Commitment assumed by Prisma Medios de Pago S.A. and its shareholders to the antitrust regulatory authority (Comisión Nacional de Defensa de la Competencia), 2,344,064 common book-entry shares with a par value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. were transfer to AI ZENITH (Netherlands) B.V. (company associated with Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in said company.

The estimated total price adjusted at the closing date is USD 78.3 million, of which the Bank received USD 46.5 million. Payment of the USD 31.8 million difference will be deferred over the next five years. 30% of said amount will be paid in AR pesos adjusted by the CER at 15% nominal annual rate and 70% will be paid in USD at a nominal annual rate of 10%.

•

On February 28, 2019, BBVA Francés issued its Series 26 bond for AR$ 529.4 million, with 9 month maturity and a fixed 43% interest rate payable at maturity, and its Series 27 bond for AR$ 1,090 million, with 18 months maturity at Badlar + 6.25% with quarterly payments.

•

On March 8, 2019, the Board of BBVA Francés decided to submit to the Shareholders’ Meeting the proposed merger by absorption of BBVA Francés Valores S.A, with the objective of optimizing operating costs by unifying resources and processes.

•

The Board of BBVA Francés, based on the results for the year ended December 31, 2018, has resolved to propose to the Shareholder’s Meeting, the payment of dividends in cash for the total amount of $ 2,407 million, under the new BCRA regulations, prior authorization is not required.

Regulatory Changes

•

The BCRA, through its Communication “A” 6641 dated February 1, 2019, redefined the structure of minimum cash requirements, establishing for sight deposits a minimum requirement of 30% integrated in cash, 5% integrated in BOTES 2020 and 10% integrated in Leliq. For time deposits up to 29 days, these percentages are 17%, 5% and 13% respectively. These requirements are reduced as the term of the deposits increases, reaching 0% reserve requirement for deposits longer than 90 days.

•

On February 7, 2019, the BCRA established that the net daily position that financial entities hold in Leliqs and repo transactions in local currency against the BCRA could not exceed the highest between the regulatory capital (referred to as “Responsabilidad Patrimonial Computable” or RPC) or the 65% of the daily average of total deposits in pesos, excluding the ones from the financial sector, both from the previous month. For entities that are above these limits at the date of publication of this communication, they will be allowed to gradually decrease their position from 100% to the limit of 65% with deadline April 30, 2019.

•

As a result of the increase in inflation in the last years, the Argentine economy is considered hyperinflationary. Therefore, IAS 29 should be applied in connection with annual financial statements or interim financial statements ending after July 1, 2018.

The application of the guidelines established by the IAS 29 are exempt, and its validity will be effective from January 1, 2020, as established by the BCRA through its Communication “A” 6651 issued on February 22, 2019. Therefore BBVA Frances has not applied such requirements and will not restate its financial statements until such date.

Economic Environment

		Quarter ended
Main Macroeconomic figures		12-31-18	09-30-18	12-31-17
GDP	var % y/y	n/d	-3.5%	3.9%
Inflation (1) End of period	var % y/y	47.6%	40.5%	24.8%
	var % q/q	11.5%	14.1%	6.1%
CER	Quarterly adjustment	16.3%	10.1%	5.0%
Exchange Rate	Pesos x US$	37.81	40.90	18.77
Reserves	US$	65,806	49,003	55,055
Fiscal Balance	Primary - billion of $	(185,672)	(47,490)	(181,763)
Trade Balance	US$ (billion)	2,631	(1,589)	(3,311)
Total Private Loans	var % q/q	-4.2%	11.0%	14.2%
	var % y/y	33.0%	58.6%	51.7%
Total Private Deposits	var % q/q	11.0%	18.6%	14.2%
	var % y/y	61.5%	66.2%	29.2%
Interest rate	Monetary policy (eop)	59.3%	65.0%	28.8%
	Badlar (weighted avg. quarterly)	50.2%	37.1%	22.4%

From August 8, 2018, the reference rate of the monetary policy is the one of the Leliq rate. From October 1, 2018, the reference rate is defined as the average rate resulting from daily operations of Leliq with financial institutions.

In 2018, economic activity was affected by the poor harvest due to the severe drought that occurred at the beginning of the year, and then due to the FX crisis. In the third quarter of 2018, the GDP showed a yearly decrease of 3.5%. The Monthly Economic Activity Indicator (EMAE) with data as of December, decreased 7% over the year, but increased 0.7% seasonally adjusted, compared to November.

In 2018, the fiscal balance reached a primary deficit of 2.4% of GDP, which implied the over-fulfillment of the 2.7% fiscal target agreed with the IMF.

The public sector fiscal balance accumulated a primary deficit of AR$ 339 billion, a 16% decrease compared to the AR$ 404 billion deficit from 2017. Taking into account the interest payments over the public debt, the deficit accumulated AR$389 billion, increasing 72.9% over the year.

The inflation rate accelerated from the end of the first quarter mainly due to the pass-through of the currency devaluation to prices, and hit the record of 14.1% in the third quarter, decelerating slightly in the last quarter, reaching 11.5% and accumulating 47.6% in the year.

The labor market also began to show the effects of the recession, with an increase in the unemployment rate in September 2018 (latest available data) to 9.6% from 7.2% at the end of 2017.

In the fourth quarter of 2018, the trade balance reached a surplus of USD 2.6 billion in contrast with the USD 3.3 billion deficit recorded in the same period of last year.

Due to the deceleration in the activity level demand for credit declined sharply. Thus, during the fourth quarter of 2018, the stock of loans to the private sector decreased by 4.2% compared to the 11% increase in the previous quarter. In annual terms, the stock of loans to the private sector increased 33%, considerably less than the 52.6% recorded in the third quarter of the year.

Private sector deposits increased 11% in the quarter and 61.5% in the last twelve months, mainly boosted by local currency deposits, which grew 18.7% and 41.1%, respectively. It’s important to highlight the stability of deposits, which evidences the scarce transmission of the FX crisis to the financial sector.

Presentation of the Information

•

The consolidated financial statements as of December 30, 2018 and as of September 30, 2018 are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (financial statements under IFRS regulations). For a better comparison the exposed figures for the fourth quarter of 2017 were adequate according to the current accounting framework.

•

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Francés Valores and Francés Administradora de Inversiones). As of the first quarter of 2018, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is recorded as “Investments in associates” (recorded under the proportional equity method), and the corresponding results are recorded as “Income from associates”, as with Rombo Compañia Financiera. As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services is no longer disclosed on a consolidated basis.

•	The balances in foreign currency as of December 31, 2018 were converted into pesos at the reference exchange rate published by the BCRA for such date (AR$ 37.8083/USD).

•

The information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to IFRS 9 and the impact of inflation adjustment according to IAS 29.

Quarterly Results

Condensed Income Statement (1)		Quarter ended		Δ% Quarter ended 12/31/18 vs Quarter ended
In thousands of pesos except EPS, ADS	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Net interest income	8,462,827	6,564,330	4,111,895	28.9%	105.8%
Net fee income	1,504,195	1,855,906	638,005	-19.0%	135.8%
Net income of financial Instruments	197,044	138,510	783,930	42.3%	-74.9%
Result from assets at amortised cost	(67,243)	12,774	—	-626.4%	n/a
Foreign exchange difference	977,628	1,624,223	727,560	-39.8%	344%
Other operating income	1,206,843	1,152,946	652,281	4.7%	85.0%
Provision for loan losses	(1,097,883)	(1,032,752)	(308,991)	6.3%	255.3%
Net operating income	11,183,411	10,315,937	6,604,680	8.4%	69.3%
Personnel expenses	(2,570,310)	(2,503,707)	(2,005,951)	2.7%	28.1%
Administrative expenses	(2,196,156)	(1,826,091)	(1,369,329)	20.3%	60.4%
Depreciation and amortization of assets	(249,685)	(219,784)	(181,933)	13.6%	37.2%
Other operating expenses	(2,433,597)	(1,635,777)	(1,388,180)	48.8%	75.3%
Operating Expenses	(7,449,748)	(6,185,359)	(4,945,393)	20.4%	50.6%
Operating income	3,733,663	4,130,578	1,659,287	-9.6%	125.0%
Income from associates and joint ventures	570,342	48,892	47,278	1066.5%	1106.4%
Net income before incomc tax	4,304,005	4,179,470	1,706,565	3.0%	152.2%
Income tax from continuing operations	(1,366,363)	(1,131,938)	(357,150)	20.7%	282.6%
Net income including non-controlling shareholders	2,937,642	3,047,532	1,349,415	-3.6%	117.7%
Net income attributable to non-controlling shareholders	1,014	39,691	9,958	—	—
Net income	2,936,628	3,007,841	1,339,457	-2.4%	119.2%
Other comprehensive income	51,475	(117,469)	17,720	n/a	190.5%
Total net income	2,988,103	2,890,372	1,357,177	3.4%	120.2%
Earnings per share (2)	4.79	4.91	2.19	-2.4%	119.2%
Earnings per ADS (3)	14.38	14.73	6.56	-2.4%	119.2%

(1)	Exchange Rate: $37.8083 = u$s 1
(2)	Assumes 612,659,638 ordinary shares.

BBVA Francés’ net income amounted to AR$ 2,937.6 million for the fourth quarter of 2018, registering an increase of 119.2% compared to the fourth quarter of 2017, and decreasing 2.4% compared to the third quarter of 2018.

Main figures		Quarter ended		Δbp Quarter ended 12/31/18 vs Quarter ended
	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
ROA (Average Assets) (1)	3.4%	4.0%	2.7%	(58)	71
Accumulated ROA	3.4%	3.4%	2.4%	1	101
ROE (Average Shareholders’ Equity) (1)	31.38%	34.8%	18.2%	(343)	1,321
Accumulated ROE	28.5%	27.4%	18.2%	106	1,032
NIM (1)(2)	13.22%	11.6%	11.7%	160	150
NIM with foreign exchange difference (1)(2)	15.47%	15.0%	13.9%	51	156
Efficiency ratio (3)	48.0%	46.6%	58.8%	142	(1,079)
Accumulated Efficiency ratio	49.6%	50.3%	60.0%	(68)	(1,041)

(1)	Annualized.
(2)

NIM: ((Net interest income + Gross income tax NII+ Cost of deposits insurance) + (Net income of financial instruments + Results from assets at amortised cost - Non deliverable forward )) / Interest Earning Assets

(3)

(Personnel and administrative expenses + Depreciations and amortizations) / ((Net interest income + Gross Income Tax + Cost of the deposits insurance) + (Fee income + Net income of financial instruments + Results from assets at amortised cost + FX Difference + Fees included in other operating income))

Net Operating Income

Net operating income		Quarter ended		Δ% Quarter ended 12/31/18 vs Quarter ended
In thousands of pesos	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Net interest income	8,462,827	6,564,330	4,111,895	28.9%	105.8%
Net fee income	1,504,195	1,855,906	638,005	-19.0%	135.8%
Net income of financial instruments	197,044	138,510	783,930	42.3%	-74.9%
Result from assets at amortised cost	(67,243)	12,774	—	-626.4%	n/a
Foreign exchange difference	977,628	1,624,223	727,560	-39.8%	34.4%
Other operating income	1,206,843	1,152,946	652,281	4.7%	85.0%
Provision for loan losses	(1,097,883)	(1,032,752)	(308,991)	6.3%	255.3%
Net operating income	11,183,411	10,315,937	6,604,680	8.4%	69.3%

Net operating income amounted to AR$ 11,183.4 million, increasing by 8.4% compared to the third quarter of 2018 and by 69.3% compared to the last quarter of 2017.

As a clarification, a reclassification was performed during the third quarter due to the change in criteria regarding the deferral of credit card emission fees, which were previously recorded as net interest income and are now recorded as net fee income and other operating income.

The items that make up net operating income are disclosed in more detail below.

•	Net interest income

Net Interest Income	Quarter Ended			Δ% Quarter ended 12/31/18 vs Quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Interest Income	17,731,588	12,299,911	6,246,089	44.2%	183.9%
Loan interest income	10,591,572	8,535,228	5,637,629	24.1%	87.9%
Income from adjustments (CER/UVA)	2,095,561	977,884	188,447	114.3%	1012.0%
Income from Public Securities	4,401,601	2,092,036	58,433	110.4%	n/a
Others	642,854	694,763	361,580	-7.5%	77.8%
Interest Expenses	-9,268,761	-5,735,581	-2,134,194	61.6%	334.3%
Interest Expenses	-8,819,963	-5,513,716	-2,122,132	60.0%	315.6%
Expenses from adjustments (CER/UVA)	-448,798	-221,865	-12,062	102.3%	n/a
Net Income Interest	8,462,827	6,564,330	4,111,895	28.9%	105.8%

Net interest income increased by 28.9% compared to the previous quarter and by 105.8% compared to the third quarter of 2017.

Compared to the third quarter of 2018, interest income increased by 44.2% whereas interest expenses increased by 61.6% mainly due to an abrupt rise in interest rates that occurred during the quarter and certain deterioration in the funding mix.

Net interest income registered a positive performance, sustained by the increasing rates of loans and government securities and the increase in inflation, jointly with an effective price management in the different products, both in assets and in liabilities, in a volatile environment.

NIM

Interest-Earning Assets & Interest-Bearing Liabilities $ + USD	12-31-2018		Quarter ended 09-30-18		12-31-17
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	217,129,504	33.0%	195,017,912	26.4%	145,446,734	19.1%
Interest-Bearing Liabilities	200,277,049	18.26%	175,167,474	12.96%	106,789,199	8.2%
NIM without foreign exchange differences	13.22%		11.62%		11.71%
NIM including foreign exchange differences	15.47%		14.96%		13.91%
NIM $ without foreign exchange differences	17.38%		14.37%		14.66%
NIM USD without foreign exchange differences	4.02%		5.14%		2.35%

The net interest margin (NIM) including the results for foreign currency exchange differences amounted to 15.47%, registering an increase in comparison to the 14.96% showed in the previous quarter; while net of this effect, it registered an increase from 11.62% to 13.22%

The NIM in local currency (excluding FX differences) amounted to 17.38%, reflecting a significant increase compared to 14.37% in the previous quarter, mainly due to the strong increase in lending rates, for both loans and public sector instruments which were compensated with higher liability rates

The NIM in foreign currency decreased 112 bps, amounting 4.02%, mainly as a result of the decrease in loan rates.

The following table shows return on assets and cost of liabilities by currency: in pesos and in US dollars.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	12-31-18		09-30-18		12-31-17
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	149,500,133	45.9%	136,862,249	35.3%	109,039,974	24.4%
Public sector instruments	33,205,496	55.4%	20,441,917	43.1%	14,249,479	26.8%
Loans	115,744,267	43.1%	115,681,170	33.9%	93,767,215	24.0%
Other interest-earning assets	550,371	50.0%	739,163	40.8%	1,023,280	23.7%
Interest-Bearing Liabilities	107,301,171	33.8%	93,028,375	24.0%	66,586,750	13.1%
Saving Accounts	25,939,217	0.2%	25,874,014	0.2%	24,317,876	0.2%
Time Deposits	59,059,496	44.9%	48,467,831	32.5%	34,088,782	19.9%
Current accounts with interest	18,001,228	41.5%	13,185,778	34.2%	4,025,590	22.5%
Debt Securities	2,169,727	57.7%	1,714,760	39.7%	1,032,839	25.7%
Other interest-bearing liabilities	2,131,504	45.6%	3,785,992	36.3%	3,121,663	24.1%
NIM$	17.38%		14.37%		14.66%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	12-31-18		09-30-18		12-31-17
(Average In thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	67,629,371	4.7%	58,155,663	5.5%	36,406,760	3.2%
Public sector instruments	7,613,872	5.3%	6,606,976	7.4%	8,547,216	3.8
Loans	58,412,232	4.7%	50,268,084	5.4%	25,735,735	3.3%
Other interest-earning assets	1,603,267	1.3%	1,280,602	1.2%	2,123,808	0.7%
Interest-Bearing Liabilities	92,975,878	0.4%	82,139,099	0.4%	40,202,449	0.1%
Saving Accounts	71,129,594	0.0%	62,958,906	0.0%	31,739,478	0.0%
Time Deposits	16,177,943	0.6%	14,323,872	0.8%	1,122,036	0.2%
Current accounts with interest	448,104	0.0%	109,912	0.0%	7,066,901	0.6%
Other interest-bearing liabilities	5,220,237	4.4%	4,746,409	5.1%	274,034	2.7%
NIM USD	4.02%		5.14%		2.35%

•	Net fee income

Net fee Income	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(in thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Net fee income	1,504,195	1,855,906	638,005	-19.0%	135.8%
Fee income	3,562,964	3,847,287	1,935,777	-7.4%	84.1%
Fee charges on deposits accounts	1,069,235	934,307	726,162	14.4%	47.2%
Credit cards and operations	1,440,625	1,991,447	505,236	-27.7%	185.1%
Checks	301,939	256,400	225,396	17.8%	34.0%
Capital markets and securities activities	40,156	35,673	47,010	12.6%	-14.6%
Fees related to foreign trade	165,003	136,280	78,725	21.1%	109.6%
Services of collection	446,457	373,897	218,137	19.4%	104.7%
Generated by subsidiaries	72,603	74,784	98,850	-2.9%	-26.6%
Other fees	26,945	44,499	36,261	-39.4%	-25.7%
Fee Expenses	-2,058,769	-1,991,381	-1,297,772	3.4%	58.6%

Net fee income decreased 19% compared to the previous quarter, and increased 135.8% compared to the fourth quarter of 2017, partially as a consequence of the aforementioned reclassification.

Fee income decreased by 7.4% compared to the third quarter of 2018, mainly due to lower fees on credit cards and operations. In addition, recurrent annual income, accounted for during the previous quarter was included in this line item. This was partially offset with the increase in fees charged on deposits accounts and fees on collection services. Compared to the last quarter of 2017, fee income increased 84.1%.

It’s important to clarify that, despite the lower fees on credit cards and operations, BBVA Francés continued to gain market share in credit card consumption (it increased by 40 bp during the quarter) reaching 13.97% of the market.

Fee expenses increased by 3.4% over the quarter and by 58.6% compared to the last quarter of 2017, mainly due to fees related to the loyalty program and customer acquisition campaigns, offset by lower costs on card processing.

In the new disclosure format applied beginning this quarter, certain fee items are accounted for in “Other operating income”.

•	Net income from measurement of financial instruments at fair value through profit or loss

Net Income from measurement of financial Instruments	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
at fail value through profit or loss (in thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Net income of financial instruments at fail value	197,044	138,510	783,930	42.3%	-74.9%
Income from public securities	338,665	212,634	765,493	59.3%	-55.8%
Income from private securities	(264,903)	163,077	(43,893)	-262.4%	503.5%
Income from interest rate swaps	(154,737)	(251,232)	(20,527)	-38.4%	424.1%
Non deliverable forward	255,661	20,431	77,124	1151.3%	231.5%
Income from corporate bonds	22,358	(6,400)	14,733	-449.3%	51.8%

Net income from measurement of financial instruments at fair value recorded a gain in the last quarter of AR$ 197 million compared to a gain of AR$ 138.5 million registered in the third quarter of 2018.

The increase is mainly due to higher income from public securities and to the growth in the non-deliverable forward, which was partially offset by the loss registered in income from interest rate swaps.

•	Foreign exchange difference

Foreign Exchange Difference	Quarter Ended			Δ % Quarter ended 12/31/18
(in thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Foreign Exchange Difference	977,628	1,624,223	727,560	-39.8%	34.4%
FX trading	1,392,557	1,268,577	525,440	9.8%	165.0%
long/Short FX net balance	-414,929	355,646	202,120	-216.7%	-305.3%

Foreign exchange difference registered the income generated by foreign currency buying and selling activity, which was partially offset by a loss resulting from the appreciation of the local currency.

•	Other operating income

Other Operating Income	Quarter ended			Δ % Quarter ended 12/31/18
(in thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Operating Income	1,206,843	1,152,946	652,281	4.7%	85.0%
Safe deposits	113,798	112,481	94,965	1.2%	19.8%
Insurance	196,278	172,985	161,270	13.5%	21.7%
Fees on USD credit cards consumption	132,134	220,917	86,185	-40.2%	53.3%
Interest on loans and fees related	178,668	214,465	120,730	-16.7%	48.0%
Other fees	130,737	122,358	62,537	6.8%	109.1%
Total other fees	751,615	843,206	525,687	-10.9%	43.0%
Other operating income	455,228	309,740	126,594	47.0%	259.6%

Other operating income registered an increase of 4.7% in the quarter and 85% over the year. Total other fees decrease 10.9% in the quarter mainly due to lower credit card consumption in foreign currency.

Operating Expenses

Operating Expenses	Quarter ended			Δ% Quarter ended 12/31/18 vs
In thousands of pesos	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Personnel expenses	(2,570,310)	(2,503,707)	(2,005,951)	2.7%	28.1%
Administrative expenses	(2,196,156)	(1,826,091)	(1,369,329)	20.3%	60.4%
Depreciation and amortization of assets	(249,685)	(219,784)	(181,933)	13.6%	37.2%
Other operating expenses	(2,433,597)	(1,635,777)	(1,388,180)	48.8%	75.3%
Operating Expenses	(7,449,748)	(6,185,359)	(4,945,393)	20.4%	50.6%

Operating expenses amounted to AR$ 7,449.7 million, registering an increase of 20.4% and 50.6% compared to the previous quarter and to the third quarter of 2017, respectively.

The items that make up net operating expenses are analyzed in more detail below.

•	Personnel expenses and administrative expenses

Administrative and personnel expenses	Quarter ended			Δ % Quarter ended 12/31/18 vs quarter ended
(in thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Personnel expenses	(2,570,310)	(2,503,707)	(2,005,951)	2.7%	28.1%
Administrative expenses	(2,196,156)	(1,826,091)	(1,369,329)	20.3%	60.4%
Electricity and Communications	(119,859)	(76,620)	(46,873)	56.4%	155.7%
Advertising and Promotion	(66,638)	(88,421)	(113,582)	-24.6%	-41.3%
Fees and external administrative services	(106,908)	(81,433)	(64,423)	31.3%	65.9%
Taxes	(500,439)	(431,360)	(311,467)	16.0%	60.7%
Rents	(241,748)	(222,143)	(130,098)	8.8%	85.8%
Maintainance, conservation and repairs	(224,436)	(201,822)	(145,242)	11.2%	54.5%
Security Service	(71,750)	(78,428)	(78,239)	-8.5%	-8.3%
Carriage of valuables	(417,277)	(249,620)	(178,757)	67.2%	133.4%
Other	(447,101)	(396,244)	(300,648)	12.8%	48.7%

Total Employees	6,107	6,095	6,082	12	25

Total Branches	252	251	251	0	0

Personnel expenses increased by 2.7% compared to the third quarter of 2018 and 28.1% compared to the last quarter of 2017, whereas administrative expenses increased by 20.3% and by 60.4% in such periods, respectively.

The variation in personnel expenses is mainly due to the update in salaries arising from the agreements signed with the labor union and its compensation schemes, and to higher training costs due to the implementation of the new organizational methodology: Agile.

Administrative expenses increased during the quarter mainly due to an increase in taxes, as a result of higher activity levels, the increase in foreign currency exchange rates and higher charges on carriage of valuables and electricity and communications due to the increase in tariffs.

The efficiency ratio in the quarter amounted 48%, showing a decrease of 1,079 bps compared to the fourth quarter of 2017.

•	Other operating expenses

				Δ% Quarter ended 12/31/18 vs
Other Operating expenses		Quarter ended		Quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	06-30-18	09-30-17
Operating expenses	(2,433,597)	(1,635,777)	(1,388,180)	48.8%	75.3%
Gross income tax	(1,278,288)	(1,190,211)	(681,458)	7.4%	87.6%
Gross Income tax NII	(1,000,700)	(899,410)	(466,808)	11.3%	114.4%
Gross income tax fees	(277,588)	(290,801)	(214,650)	-4.5%	29.3%
Cost of deposits insurence	(102,795)	(86,186)	(57,314)	19.3%	79.4%
Other operating expenses	(1,052,514)	(359,380)	(649,408)	192.9%	62.1%

Other operating expenses registered an increase in gross income tax, as a result of the increase in interest rates, fees and income from foreign currency exchange difference. In addition, an adjustment was recorded in other operating expenses, to reflect the rate differential between the applied rate and the market rate in credit card financing operations.

Income from associates

Income from associates shows the result of non-consolidated companies. During the fourth quarter a gain of AR$ 570.3 million was recorded, mainly due to the equity investment in BBVA Seguros, Volkswagen Financial Services, PSA Finance and Rombo Compañía Financiera.

Balance and activity

Loan portfolio

				Δ% Quarter ended 12/31/18 vs
Net loans		Quarter ended		quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Private & Financial sector loans, in $	120,781,796	116,528,630	98,790,429	3.6%	22.3%
Advances	11,781,284	16,396,066	11,693,061	-28.1%	0.8%
Discounted and purchased notes	18,382,585	16,482,797	17,160,711	11.5%	7.1%
Consumer Mortgages	10,110,286	8,718,885	4,457,821	16.0%	126.8%
Car secured loans	1,660,242	1,774,642	4,539,300	-6.4%	-63.4%
Personal loans	23,586,938	21,923,282	16,638,201	7.6%	41.8%
Credit cards	40,622,378	35,449,792	28,544,070	14.6%	42.3%
Loans to financial sector	9,417,009	9,587,944	4,555,025	-1.8%	106.7%
Other loans	6,340,846	6,263,657	11,125,057	1.2%	-43.0%
Other receivables	3,593,650	4,092,402	2,659,552	-12.2%	35.1%
Unaccrued interest	(1,560,431)	(1,151,897)	(593,526)	35.5%	162.9%
Less: Allowance for loan losses	(3,152,991)	(3,008,940)	(1,988,843)	4.8%	58.5%
Private & Financial sector loans in FX	60,640,344	62,109,756	28,806,643	-2.4%	110.5%
Commercial Loans	59,606,255	60,993,431	27,413,387	-2.3%	117.4%
Advances	8,029	9,541	14,203	-15.8%	-43.5%
Discounted and purchased notes	7,492,197	7,213,658	1,660,291	3.9%	351.3%
Credit cards	1,886,633	1,971,601	1,600,754	-4.3%	17.9%
Loans to financial sector	252,704	136,702	94,089	84.9%	168.6%
Other loans	51,803,409	53,447,923	25,615,848	-3.1%	102.2%
Other receivables	302,620	322,309	123,045	-6.1%	145.9%
Less: Allowance for loan losses	(1,105,248)	(991,978)	(301,587)	11.4%	266.5%

Total Private Loans	181,422,140	178,638,386	127,597,072	1.6%	42.2%

Total loans to public sector	207	177	218	16.9%	-5.0%

Net Total Loans net of other non resident loans	181,422,347	178,638,563	127,597,290	1.6%	42.2%

As of the third quarter, Volkswagen Financial Services Compañia Financiera is no longer recorded on a consolidated basis. Such figures were recorded under car secured loans.

As of December 31, 2018, the private sector loan portfolio amounted to AR$ 181.4 billion, maintaining similar levels to those of the previous quarter, and increasing by 42.2% in the last twelve months. Including Volkswagen Financial Services, the private sector loan portfolio would have increased by 47.9% in the year.

As of December 31, 2018 the market share of loans reached 8.71%, including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera), showing an increase of 40 bp in the last 12 months.

Credit growth was affected due to the devaluation of the peso and higher interest rates.

Loans in AR$ increased 3.6% in the quarter and 22.3% in the last twelve months (4.3% and 29.7% respectively including VW), while U.S dollar denominated loans decreased 2.4% in the quarter and increased 110.5% in the last twelve months, mainly due to the re-expression to the new value of the currency, meanwhile, measured in U.S dollars they increased around 6% in both periods.

In retail banking, positive growth was recorded in connection with credit card and personal loans, while mortgages loans reflected the impact of the increasing inflation.

The increase shown by commercial loans compared to the previous quarter was mainly due to the depreciation of the peso.

Asset quality ratios

Asset quality ratios	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Non-performing loans (1)	3,572,782	1,814,467	873,007	96.9%	309.3%
Allowance for loan losses	(4,258,239)	(4,000,918)	(2,290,430)	6.4%	85.9%
Non-performing loans/net total loans	1.92%	0.99%	0.67%	0.9%	1.3%
Non-performing priv. loans/net priv. loans	1.92%	0.99%	0.67%	0.9%	1.3%
Allowance for loan losses/non-performing loans	119.19%	220.50%	262.36%	-101.3%	-143.2%
Allowance for loan losses/net total loans	2.29%	2.19%	1.76%	0.1%	0.5%

(1) Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of December 30, 2018, the asset quality ratio (non-performing loans/total loans) was 1.92% with a coverage ratio (allowances/non-performing loans) of 119.2%. This indicators show some deterioration in the loan portfolio, mainly due to specific cases in the commercial portfolio.

The cost of risk reached 1.88% recording an increase of 17 bps during the quarter.

The following table shows the evolution of provisions:

Evolution of provisions	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Balance at the beginning of the quarter	4,000,918	3,181,219	2,141,957	25.8%	86.8%
Increase/decrease	1,047,424	1,006,313	383,121	4.1%	173.4%
Increase/decrease-Foreign exchange diff.	(73,127)	213,237	24,445	-134.3%	n/a
Aplications / Reversals	(716,976)	(399,851)	(259,093)	79.3%	176.7%
Balance at the end of the quarter	4,258,239	4,000,918	2,290,430	6.4%	85.9%

Public sector exposure

Public Sector Exposure	Quarter Ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Bills and Notes from Central Bank	13,815,040	17,519,092	15,576,034	-21.1%	-11.3%
Treasury and national government	23,822,802	22,599,243	11,428,426	5.4%	108.5%
National Treasury Public Debt $	7,952,858	5,842,776	2,344,722	36.1%	239.2%
National Treasury Public Debt USD	3,198,818	8,703,110	4,743,166	-63.2%	-32.6%
Treasury Repos USD	12,671,125	8,053,358	4,340,538	57.3%	191.9%
Pesos subtotal	21,767,898	23,361,868	17,920,756	-6.8%	21.5%
Dollars subtotal	15,869,944	16,756,467	9,083,704	-5.3%	74.7%

Total Public Sector exposure	37,637,842	40,118,336	27,004,460	-6.2%	39.4%

% National Government debt / Assets	6.7%	6.8%	5.4%

Total exposure to the public sector amounted to AR$ 37.6 billion, decreasing by 6.2% during the quarter.

Short-term liquidity was allocated in BCRA instruments, which decreased by AR$ 3.7 billion or 21.1% during the quarter and 11.3% in the year.

National Government Debt, which represents 6.7% of assets increased by AR$ 1.223.6 million during the quarter, as a consequence of the increase in the local currency debt and the renovation and extension of the repo with the National Treasury for USD 355 million, which was offset by the USD 128 million decrease in the short-term Letes during the quarter to a total USD 84.6 million.

Deposits

Total deposits	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Deposits $ denominated	164,320,011	151,692,489	99,585,301	8.3%	65.0%
Current accounts	29,559,030	25,968,449	24,815,717	13.8%	19.1%
Saving accounts	46,487,308	49,039,885	35,134,581	-5.2%	32.3%
Time deposits	84,087,508	72,175,509	37,297,680	16.5%	125.4%
Peso denominated	81,019,308	69,800,136	36,818,485	16.1%	120.1%
CER adjusted time deposits	3,068,200	2,375,373	479,195	29.2%	540.3%
Other	4,186,165	4,508,646	2,337,323	-7.2%	79.1%
Deposits FX denominated	95,189,050	95,535,479	54,349,370	-0.4%	75.1%
Current accounts	375,546	407,811	163,881	-7.9%	129.2%
Saving accounts	94,468,865	94,788,504	43,913,177	-0.3%	115.1%
Time deposits	196,201	177,296	8,032,972	10.7%	-97.6%
Other	148,438	161,868	2,239,340	-8.3%	-93.4%

Total deposits	259,509,061	247,227,968	153,934,671	5.0%	68.6%

Total deposits amounted to AR$ 259.1 billion as of December 31, 2018, increasing by 5% compared to the previous quarter and by 68.6% compared to the same quarter of 2017.

Foreign currency deposits denominated in pesos remained stable during the quarter and increased 75.1% in the last twelve months. Deposits denominated in foreign currency increased 7.8% in the quarter and decreased 13% compared to last quarter of 2017.

Deposits in local currency increased by 8.3% in the quarter and 65% in the year.

Other funding sources

Other funding sources	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Lines from other banks	5,527,525	5,757,714	691,295	-4.0%	n/a
Senior Bonds	2,473,690	1,735,343	2,052,490	42.5%	20.5%
Total other funding sources	8,001,215	7,493,057	2,743,785	6.8%	191.6%

The increase in lines from other banks corresponds mainly to funds to finance foreign trade operations.

On November 8, 2018, the Bank issued series 25 of its bonds (Obligaciones Negociables) in UVAs (Unidades de Valor Adquisitivo), which were fully subscripted for a total amount of AR$ 784.3 million with 24 months maturity, a 9.5% fixed interest rate and quarterly interest payments.

Solvency

Central Bank Requirements	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
(In thousands of pesos)	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
CB Minimum Capital Requirements	21,791,415	21,388,509	15,653,816	1.9%	39.2%
Allocated to Asset at Risk	18,103,885	17,914,664	12,726,716	1.1%	42.3%
Market Risk	92,786	192,083	369,204	-51.7%	-74.9%
Operational Risk	3,594,744	3,256,660	2,557,896	10.4%	40.5%
Non compliance with others cautios regulations	—	25,102	—	n/a	n/a
Bank Capital	37,947,122	36,683,596	28,020,200	3.4%	35.4%
Ordinary Capital Level 1 (*)	39,194,657	36,292,382	26,817,835	8.0%	46.2%
Dedusctions Ordinary Capital Level 1	(3,188,440)	(2,774,583)	(705,074)	14.9%	352.2%
Capital Level 2	1,940,905	2,143,744	1,578,420	-9.5%	23.0%
Aditional Capital Level 1	—	1,022,053	329,019	-100.0%	-100.0%
Excess over Required Capital	16,155,707	15,295,087	12,366,384	5.6%	30.6%
Excess as % of the capital required	74.1%	71.5%	79.0%	3.7%	-6.2%
Risk weighted assets	265,801,467	260,520,258	191,039,187	2.0%	39.1%
Capital Ratio (Central Bank rules) (*)(**)	14.3%	14.1%	14.7%	1.4%	-2.7%
TIER l (***)	13.5%	13.3%	13.8%	2.2%	-2.1%

(*)	Bank capital / Risk weighted assets
(**)	Includes the 100% of the quarterly result
(***)	Ordinary capital level 1 / Risk weighted assets

BBVA Francés continues to show adequate solvency ratios. As of December 31, 2018 the capital ratio reached 14.3%, similar to the ratio as of September 30, 2018.

The Tier 1 ratio was 13.5% and the excess capital over the regulatory required capital was AR$ 16,155.7 million.

Additional information

	Quarter ended			Δ% Quarter ended 12/31/18 vs quarter ended
	12-31-18	09-30-18	12-31-17	09-30-18	12-31-17
Exchange rate $/USD	37.81	40.90	18.77	-7.6%	101.4%
Quarterly CER adjustment	16.3%	10.1%	5.0%	6.2%	11.3%

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange

Conference Call

On Monday March 11, 2019 at 12:30 hs (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should use the following dial-in numbers:

+ 54-11-39845677 (from Argentina)

+ 1-844-450-3851 (from the United States)

+ 1-412-317-6373 (from other countries)

Conference ID: BBVA.

To access the webcast:

https://webcastlite.mziq.com/cover.html?webcastId=da8b26e9-873d-400b-a286-795c4167784a

To request the Replay, please dial -in

+1-877-344-7529 (from the United States)

+855-669-9658 (from Canada)

+1-412-317-0088 (from other countries)

The replay will be available until March 20, 2019.

Replay Access code: 10128206

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

Communication “A” 6114

	12-31-18	09-30-18	12-31-17
Cash and due from banks	99,105,461	87,821,856	38,235,942
Debt securities at fair value through other comprehensive income	7,508,099	475,431	5,795,638
Derivatives	591,418	63,881	142,745
Repurchase agreements	12,861,116	9,582,646	6,329,939
Other financial assets	9,647,525	6,707,106	2,664,139
Loans and other financial intermediation	181,422,347	178,638,563	127,597,290
Loans to the private & financial sector	181,422,140	178,638,386	127,597,072
Advances	11,789,313	16,405,607	11,707,264
Discounted and purchased notes	25,874,782	23,696,455	18,821,002
Secured with mortgages	10,110,286	8,718,885	4,457,821
Car secured loans	1,660,242	1,774,642	4,539,300
Personal loans	23,586,938	21,923,282	16,638,201
Credit cards	42,509,011	37,421,393	30,144,824
Loans to financial sector	9,669,713	9,724,646	4,649,114
Other (*)	58,144,255	59,711,580	36,740,905
Other receivables	3,896,270	4,414,711	2,782,597
Less: Unaccrued interest	(1,560,431)	(1,151,897)	(593,526)
Less: Allowance for loan losses	(4,258,239)	(4,000,918)	(2,290,430)
Public Sector loans	207	177	218
Principal	200	176	146
Interests and adjustments	7	1	72
Other debt securities	23,742,631	30,982,187	16,298,834
Financial assets pledged as collateral	4,703,064	6,301,957	3,250,464
Current income tax assets	385	385	9,340
Investments in equity instruments	129,538	129,234	127,287
Investments in associates and joint ventures	1,752,322	1,781,225	889,433
Property, plant and equipment	9,816,117	9,172,910	9,511,535
Intangible assets	510,912	596,310	344,447
Deferred income tax asset	194,036	100,826	21,053
Other non financial assets	2,135,859	1,375,031	1,530,269
Non-current assets held for sale	493,373	252,805	196,379
Total Assets	354,614,203	333,982,353	212,944,734
Deposits	259,509,061	247,227,968	153,934,671
Current accounts	29,934,576	26,376,260	24,979,598
Saving accounts	140,956,173	143,828,389	79,047,758
Time deposits	84,283,709	72,352,805	45,330,652
Investment Accounts	—	—	—
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,332,652	4,668,563	4,574,712
Liabilities at fair value through other comprehensive income	692,270	1,345,749	—
Derivatives	1,377,259	4,431,577	229,775
Repurchase agreements	14,321	—	285,410
Other financial liabilities	28,189,392	21,934,634	14,002,353
Financing received the BCRA and other financial institutions	5,527,525	5,757,714	691,295
Corporate bonds issued	2,473,690	1,735,343	2,052,490
Current income tax liabilities	3,676,444	2,548,311	1,469,886
Provisions	3,620,723	3,448,015	2,127,857
Other provisions	3,619,240	3,446,583	2,126,740
For eventual compromises	1,483	1,432	1,117
Deferred income tax liabilities	57,725	48,074	455,851
Other non-financial liabilities	10,894,016	9,776,753	7,458,086
Total Liabilities	316,032,426	298,254,138	182,707,674
Total Stockholders’ equity	38,551,665	35,699,118	29,929,036
Equity investments	30,112	29,097	308,024
Total liabilities + stockholders’ equity	354,614,203	333,982,353	212,944,734

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

Communication “A” 6114

	12-31-18	09-30-18	12-31-17
Interest Income	17,731,588	12,299,911	6,246,089
Interest on loans to the financial sector	926,199	451,780	227,911
Interest on overdraft	2,100,546	1,861,503	896,504
Interest on documents	2,022,162	1,513,877	749,754
Interest on mortgages loans	240,762	207,595	113,303
Interest on car secured loans	103,982	360,215	267,971
Interest on credit card loans	2,690,676	1,395,515	1,510,119
Interest on financial leases	134,513	134,487	102,154
Interest on personal loans	1,703,271	1,624,393	1,203,078
Interest on other loans	665,768	983,350	564,288
From other banking receivables from financial intermediation	3,693	2,513	2,547
CER adjustment	24,386	12,124	96,200
UVA adjustment	2,071,175	965,760	92,247
Income from Public Securities	4,401,601	2,092,036	—
Other	642,854	694,763	361,580
Interest Expenses	(9,268,761)	(5,735,581)	(2,134,194)
Interest on Current Account Deposits	(1,904,843)	(1,139,396)	(227,419)
Interest on Saving Account Deposits	(51,867)	(26,624)	(10,310)
Interest on Time Deposits	(6,267,054)	(3,768,514)	(1,697,659)
Interest on interfinancing received loans	(5,074)	(26,756)	(4,319)
Interest on other financing from the financial institutions	20,225	(117,761)	(2,285)
Interest on other liabilites from financial intermediation	(605,343)	(416,389)	(130,112)
Other interest	(8)	(45)	(67)
UVA adjustment	(448,798)	(221,865)	(12,062)
Other	(5,999)	(18,231)	(49,961)
Net interest income	8,462,827	6,564,330	4,111,895
Net fee income	1,504,195	1,855,906	638,005
Net income of financial instruments	197,044	138,510	783,930
Result from assets at amortised cost	(67,243)	12,774	—
Foreign exchange difference	977,628	1,624,223	727,560
Other operating income	1,206,843	1,152,946	652,281
Provision for loan losses	(1,097,883)	(1,032,752)	(308,991)
Net operating income	11,183,411	10,315,937	6,604,680
Personnel expenses	(2,570,310)	(2,503,707)	(2,005,951)
Administrative expenses	(2,196,156)	(1,826,091)	(1,369,329)
Depreciation on Intangible assets	30,646	(32,088)	31,149
Other operating expenses	(2,433,597)	(1,635,777)	(1,388,180)
Operating income	3,733,663	4,130,578	1,659,287
Income from associates and joint ventures	570,342	48,892	47,278
Net income before income tax from continuing operations	4,304,005	4,179,470	1,706,565
Income tax from continuing operations	(1,366,363)	(1,131,938)	(357,150)
Net income Including non-controlling shareholders	2,937,642	3,047,532	1,349,415
Net income attributable to non-controlling shareholders	—	39,691	9,958
Net income	2,936,628	3,007,841	1,339,457
Other comprehensive income	51,475	(117,469)	17,720
Total income attributable to controlling shareholders	2,988,103	2,890,372	1,357,177

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 11, 2019	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer